SEC File Number: 000-55462

CUSIP Number: 361544109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended:         March 31, 2025

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

GB Sciences, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

9205 W. Russell Road, Suite 240
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89148
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

b.         The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

GB Sciences, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ending March 31, 2025, within the prescribed time period without unreasonable effort or expense. The Company needs additional time to prepare the disclosures required and complete its audit.

Part IV - Other Information

(1)	Name and telephone number of the person to contract in regard to this notification.

Gary R. Henrie	(307)	200-9415
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☐ Yes ☒ No

As of October 17, 2025, the Company has not filed its Annual Report on Form 10-K for the year ended March 31, 2025 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GB Sciences, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 17, 2025	By: /s/ Andrea Small-Howard
Andrea Small-Howard Chief Executive Officer